601 Union Street, Suite 2000
Seattle, WA 98101

June 20, 2017

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Christopher Dunham

Dear Sirs/Mesdames:

Re:    HomeStreet, Inc.
Registration Statement on Form S-3
File No.: 333-218390
Request for Acceleration

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, HomeStreet, Inc., a Washington corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement (as amended) be declared effective at 5:30 p.m., New York City time, on June 23, 2017, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

HOMESTREET, INC.

/s/ Donna M. Cochener

Donna M. Cochener
SVP, Deputy General Counsel, Assistant Corporate Secretary
HomeStreet, Inc.